UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Bloomin’ Brands, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

094235108

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,623,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,623,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,623,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 875,663 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,099,684
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,099,684
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,099,684*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

CO

* Includes 875,663 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		616,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

616,035
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

616,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		470,795
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

470,795
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		470,795
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

470,795
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,795
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		265,654
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

265,654
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

265,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		265,654
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

265,654
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

265,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		736,449
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

736,449
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

736,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,268,650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,268,650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,268,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,623,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,623,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,623,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 875,663 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,623,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,623,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,623,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 875,663 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,623,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,623,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,623,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 875,663 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,623,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,623,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,623,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 875,663 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP No. 094235108

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,623,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,623,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,623,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 875,663 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP No. 094235108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Bloomin’ Brands, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2202 North West Shore Boulevard, Suite 500, Tampa, Florida 33607.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
16

CUSIP No. 094235108

(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

17

CUSIP No. 094235108

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 4,224,021 Shares beneficially owned by Starboard V&O Fund is approximately $110,390,063, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 875,663 Shares by Starboard V&O Fund is approximately $20,816,725, excluding brokerage commissions. The aggregate purchase price of the 616,035 Shares beneficially owned by Starboard S LLC is approximately $15,825,153, excluding brokerage commissions. The aggregate purchase price of the 470,795 Shares beneficially owned by Starboard C LP is approximately $12,091,558, excluding brokerage commissions. The aggregate purchase price of the 265,654 Shares beneficially owned by Starboard L Master is approximately $6,823,239, excluding brokerage commissions. The aggregate purchase price of the 1,268,650 Shares beneficially owned by Starboard X Master is approximately $32,641,967, excluding brokerage commissions. The aggregate purchase price of the 902,182 Shares held in the Starboard Value LP Account is approximately $23,847,969, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

18

CUSIP No. 094235108

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 87,097,283 Shares outstanding, as of July 27, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2023.

A.	Starboard V&O Fund
(a)	As of the close of business on August 17, 2023, Starboard V&O Fund beneficially owned 5,099,684 Shares, including 875,663 Shares underlying certain forward purchase contracts.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 5,099,684
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,099,684
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on August 17, 2023, Starboard S LLC beneficially owned 616,035 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 616,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 616,035
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on August 17, 2023, Starboard C LP beneficially owned 470,795 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 470,795
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 470,795
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
19

CUSIP No. 094235108

D.	Starboard R LP
(a)	As of close of business on August 17, 2023, Starboard R LP may be deemed the beneficial owner of 470,795 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 470,795
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 470,795
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard L Master
(a)	As of the close of business on August 17, 2023, Starboard L Master beneficially owned 265,654 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 265,654
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 265,654
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 265,654 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 265,654
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 265,654
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
20

CUSIP No. 094235108

G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 470,795 Shares owned by Starboard C LP and (ii) 265,654 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 736,449
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 736,449
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on August 17, 2023, Starboard X Master beneficially owned 1,268,650 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 1,268,650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,268,650
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on August 17, 2023, 902,182 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 5,099,684 Shares owned by Starboard V&O Fund, (ii) 616,035 Shares owned by Starboard S LLC, (iii) 470,795 Shares owned by Starboard C LP, (iv) 265,654 Shares owned by Starboard L Master, (v) 1,268,650 Shares owned by Starboard X Master and (vi) 902,182 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 8,623,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,623,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
21

CUSIP No. 094235108

J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 5,099,684 Shares owned by Starboard V&O Fund, (ii) 616,035 Shares owned by Starboard S LLC, (iii) 470,795 Shares owned by Starboard C LP, (iv) 265,654 Shares owned by Starboard L Master, (v) 1,268,650 Shares owned by Starboard X Master and (vi) 902,182 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 8,623,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,623,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 5,099,684 Shares owned by Starboard V&O Fund, (ii) 616,035 Shares owned by Starboard S LLC, (iii) 470,795 Shares owned by Starboard C LP, (iv) 265,654 Shares owned by Starboard L Master, (v) 1,268,650 Shares owned by Starboard X Master and (vi) 902,182 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 8,623,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,623,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 5,099,684 Shares owned by Starboard V&O Fund, (ii) 616,035 Shares owned by Starboard S LLC, (iii) 470,795 Shares owned by Starboard C LP, (iv) 265,654 Shares owned by Starboard L Master, (v) 1,268,650 Shares owned by Starboard X Master and (vi) 902,182 Shares held in the Starboard Value LP Account.

22

CUSIP No. 094235108

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 8,623,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,623,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 5,099,684 Shares owned by Starboard V&O Fund, (ii) 616,035 Shares owned by Starboard S LLC, (iii) 470,795 Shares owned by Starboard C LP, (iv) 265,654 Shares owned by Starboard L Master, (v) 1,268,650 Shares owned by Starboard X Master and (vi) 902,182 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,623,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,623,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
23

CUSIP No. 094235108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund entered into forward purchase contracts with Morgan Stanley as the counterparty providing for the purchase of an aggregate of 875,663 Shares having an aggregate purchase price of approximately $20,816,725 (each a “MS Forward Contract”). Each of the MS Forward Contracts has a final valuation date of March 27, 2024, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the MS Forward Contracts provides for physical settlement. Until the settlement date, none of the MS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

On August 18, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated August 18, 2023.
99.2	Powers of Attorney for Jeffrey C. Smith and Peter A. Feld, dated August 18, 2023.

24

CUSIP No. 094235108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

25

CUSIP No. 094235108

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	201 E Las Olas Boulevard, Suite 1000 Fort Lauderdale, Florida 33301	United States of America

Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 094235108

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Forward Contract	(120,819)	26.8612	07/31/2023
Purchase of Common Stock	131,175	25.9016	08/01/2023
Purchase of Common Stock	131,175	25.9016	08/01/2023
Purchase of Common Stock	2,536	25.0413	08/02/2023
Purchase of Common Stock	2,536	25.0413	08/02/2023
Purchase of Common Stock	114,064	25.2643	08/02/2023
Purchase of Common Stock	114,064	25.2643	08/02/2023
Purchase of Common Stock	18,948	25.3090	08/03/2023
Purchase of Common Stock	18,947	25.3090	08/03/2023
Purchase of Common Stock	14,575	25.4475	08/08/2023
Purchase of Common Stock	14,575	25.4475	08/08/2023
Purchase of Common Stock	11,953	25.0315	08/08/2023
Purchase of Common Stock	11,953	25.0315	08/08/2023
Purchase of Common Stock	65,535	25.3393	08/08/2023
Purchase of Common Stock	65,535	25.3393	08/08/2023
Purchase of Common Stock	215,127	25.9860	08/09/2023
Purchase of Common Stock	215,127	25.9860	08/09/2023
Purchase of Common Stock	9,167	25.9835	08/09/2023
Purchase of Common Stock	9,167	25.9835	08/09/2023
Purchase of Common Stock	87,820	26.0718	08/09/2023
Purchase of Common Stock	87,820	26.0718	08/09/2023
Purchase of Common Stock	218,625	25.9208	08/10/2023
Purchase of Common Stock	218,625	25.9208	08/10/2023
Purchase of Common Stock	28,382	25.7651	08/10/2023
Purchase of Common Stock	28,382	25.7651	08/10/2023
Purchase of Common Stock	102,025	24.9642	08/11/2023
Purchase of Common Stock	102,025	24.9642	08/11/2023
Purchase of Common Stock	5,830	24.9111	08/11/2023
Purchase of Common Stock	5,830	24.9111	08/11/2023
Purchase of Common Stock	116,600	25.0448	08/14/2023
Purchase of Common Stock	116,600	25.0448	08/14/2023
Purchase of Common Stock	7,705	24.9261	08/14/2023
Purchase of Common Stock	7,705	24.9261	08/14/2023
Purchase of Common Stock	188,600	26.4362	08/16/2023
Purchase of Common Stock	188,600	26.4362	08/16/2023
Exercise of Forward Contract	1,200,000	27.0797	08/17/2023
Purchase of Common Stock	173,344	25.8873	08/17/2023
Purchase of Common Stock	173,344	25.8873	08/17/2023

CUSIP No. 094235108

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Forward Contract	(14,119)	26.8612	07/31/2023
Purchase of Common Stock	32,400	25.9016	08/01/2023
Purchase of Common Stock	626	25.0413	08/02/2023
Purchase of Common Stock	28,174	25.2643	08/02/2023
Purchase of Common Stock	4,680	25.3090	08/03/2023
Purchase of Common Stock	3,600	25.4475	08/08/2023
Purchase of Common Stock	2,952	25.0315	08/08/2023
Purchase of Common Stock	16,187	25.3393	08/08/2023
Purchase of Common Stock	53,136	25.9860	08/09/2023
Purchase of Common Stock	2,264	25.9835	08/09/2023
Purchase of Common Stock	21,691	26.0718	08/09/2023
Purchase of Common Stock	54,000	25.9208	08/10/2023
Purchase of Common Stock	7,010	25.7651	08/10/2023
Purchase of Common Stock	25,200	24.9642	08/11/2023
Purchase of Common Stock	1,440	24.9111	08/11/2023
Purchase of Common Stock	28,800	25.0448	08/14/2023
Purchase of Common Stock	1,903	24.9261	08/14/2023
Exercise of Forward Contract	242,571	25.5812	08/14/2023
Purchase of Common Stock	46,585	26.4362	08/16/2023
Purchase of Common Stock	42,816	25.8873	08/17/2023

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Forward Contract	(10,798)	26.8612	07/31/2023
Purchase of Common Stock	24,750	25.9016	08/01/2023
Purchase of Common Stock	478	25.0413	08/02/2023
Purchase of Common Stock	21,522	25.2643	08/02/2023
Purchase of Common Stock	3,575	25.3090	08/03/2023
Purchase of Common Stock	2,750	25.4475	08/08/2023
Purchase of Common Stock	2,255	25.0315	08/08/2023
Purchase of Common Stock	12,365	25.3393	08/08/2023
Purchase of Common Stock	40,590	25.9860	08/09/2023
Purchase of Common Stock	1,730	25.9835	08/09/2023
Purchase of Common Stock	16,570	26.0718	08/09/2023
Purchase of Common Stock	41,250	25.9208	08/10/2023
Purchase of Common Stock	5,355	25.7651	08/10/2023
Purchase of Common Stock	19,250	24.9642	08/11/2023
Purchase of Common Stock	1,100	24.9111	08/11/2023
Purchase of Common Stock	22,000	25.0448	08/14/2023
Purchase of Common Stock	1,454	24.9261	08/14/2023
Exercise of Forward Contract	185,510	25.5675	08/14/2023
Purchase of Common Stock	35,585	26.4362	08/16/2023
Purchase of Common Stock	32,706	25.8873	08/17/2023

CUSIP No. 094235108

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Forward Contract	(6,103)	26.8612	07/31/2023
Purchase of Common Stock	13,950	25.9016	08/01/2023
Purchase of Common Stock	270	25.0413	08/02/2023
Purchase of Common Stock	12,130	25.2643	08/02/2023
Purchase of Common Stock	2,015	25.3090	08/03/2023
Purchase of Common Stock	1,550	25.4475	08/08/2023
Purchase of Common Stock	1,271	25.0315	08/08/2023
Purchase of Common Stock	6,970	25.3393	08/08/2023
Purchase of Common Stock	22,878	25.9860	08/09/2023
Purchase of Common Stock	975	25.9835	08/09/2023
Purchase of Common Stock	9,339	26.0718	08/09/2023
Purchase of Common Stock	23,250	25.9208	08/10/2023
Purchase of Common Stock	3,018	25.7651	08/10/2023
Purchase of Common Stock	10,850	24.9642	08/11/2023
Purchase of Common Stock	620	24.9111	08/11/2023
Purchase of Common Stock	12,400	25.0448	08/14/2023
Purchase of Common Stock	819	24.9261	08/14/2023
Exercise of Forward Contract	104,857	25.5714	08/14/2023
Purchase of Common Stock	20,057	26.4362	08/16/2023
Purchase of Common Stock	18,435	25.8873	08/17/2023

STARBOARD X MASTER FUND LTD

Sale of Forward Contract	(27,349)	26.8612	07/31/2023
Purchase of Common Stock	69,300	25.9016	08/01/2023
Purchase of Common Stock	1,340	25.0413	08/02/2023
Purchase of Common Stock	60,260	25.2643	08/02/2023
Purchase of Common Stock	10,010	25.3090	08/03/2023
Purchase of Common Stock	7,700	25.4475	08/08/2023
Purchase of Common Stock	6,315	25.0315	08/08/2023
Purchase of Common Stock	34,623	25.3393	08/08/2023
Purchase of Common Stock	113,652	25.9860	08/09/2023
Purchase of Common Stock	4,843	25.9835	08/09/2023
Purchase of Common Stock	46,395	26.0718	08/09/2023
Purchase of Common Stock	115,500	25.9208	08/10/2023
Purchase of Common Stock	14,994	25.7651	08/10/2023
Purchase of Common Stock	53,900	24.9642	08/11/2023
Purchase of Common Stock	3,080	24.9111	08/11/2023
Purchase of Common Stock	61,600	25.0448	08/14/2023
Purchase of Common Stock	4,070	24.9261	08/14/2023
Exercise of Forward Contract	469,852	25.6605	08/14/2023
Purchase of Common Stock	99,638	26.4362	08/16/2023
Purchase of Common Stock	91,578	25.8873	08/17/2023

CUSIP No. 094235108

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Forward Contract	(20,812)	26.8612	07/31/2023
Purchase of Common Stock	47,250	25.9016	08/01/2023
Purchase of Common Stock	914	25.0413	08/02/2023
Purchase of Common Stock	41,086	25.2643	08/02/2023
Purchase of Common Stock	6,825	25.3090	08/03/2023
Purchase of Common Stock	5,250	25.4475	08/08/2023
Purchase of Common Stock	4,306	25.0315	08/08/2023
Purchase of Common Stock	23,606	25.3393	08/08/2023
Purchase of Common Stock	77,490	25.9860	08/09/2023
Purchase of Common Stock	3,302	25.9835	08/09/2023
Purchase of Common Stock	31,633	26.0718	08/09/2023
Purchase of Common Stock	78,750	25.9208	08/10/2023
Purchase of Common Stock	10,223	25.7651	08/10/2023
Purchase of Common Stock	36,750	24.9642	08/11/2023
Purchase of Common Stock	2,100	24.9111	08/11/2023
Purchase of Common Stock	42,000	25.0448	08/14/2023
Purchase of Common Stock	2,775	24.9261	08/14/2023
Exercise of Forward Contract	357,547	27.4620	08/14/2023
Purchase of Common Stock	67,935	26.4362	08/16/2023
Purchase of Common Stock	62,440	25.8873	08/17/2023